UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
ACT OF 1934
For the month of September 2010
Commission File Number 1-14942
MANULIFE FINANCIAL CORPORATION

(Translation of registrant’s name into English)
200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

SIGNATURES
EXHIBIT INDEX
EX-99.1
ex-99.2
ex-99.3

DOCUMENTS FILED AS PART OF THIS FORM 6-K
     The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Senior Indenture, dated as of September 17, 2010, between Manulife Financial Corporation and The Bank of New York Mellon
99.2	First Supplemental Indenture, dated as of September 17, 2010, between Manulife Financial Corporation and The Bank of New York Mellon
99.3	News release — Manulife Financial Completes U.S. Public Offering of Senior Notes

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION
By:	/s/ David Kerr
	Name:	David Kerr
	Title:	AVP, Senior Counsel and Assistant Corporate Secretary

Date: September 17, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Senior Indenture, dated as of September 17, 2010, between Manulife Financial Corporation and The Bank of New York Mellon
99.2	First Supplemental Indenture, dated as of September 17, 2010, between Manulife Financial Corporation and The Bank of New York Mellon
99.3	News release — Manulife Financial Completes U.S. Public Offering of Senior Notes